RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

October 24, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated September 1, 2023

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of September 1, 2023. The numbered paragraphs below correspond to the numbered comments in your letter.

1. You have asked us to provide an analysis of the Securities Act exemption upon which the Company relied in connection with its issuance of token pre-sale agreements to four investors in September 2022, as disclosed on page 23 and in Note 9 to our financial statements for the fiscal year ended March 31, 2023. Each of the four purchasers was an accredited investor within the meaning of Rule 501(a) under the Securities Act of 1933 (the “Securities Act”). The Subscription Agreements and pre-token sales agreements executed by the purchasers contained representations that the purchasers are accredited investors, as well as customary legends stating that the offering was being made solely to accredited investors. The offering was thus exempt from the registration provisions of the Securities Act under Rule 506 thereunder. We also believe the offering was exempt under Section 4(a)(2) thereof.

2. At this time, we have no plans to issue any tokens. If and when we do, we intend to issue any tokens only in compliance with the requirements if the Securities Act, but it is not possible at this time to give a detailed analysis.

3. Again, we are not planning a token offering at this time, so it is not possible to address a specific structure. We note that under Rule 3b-4, our BVI subsidiary is a foreign issuer, and as such it would qualify as a foreign private issuer if all of the conditions in Rule 3b-4(c)(2) were not satisfied:

(i) The majority of the executive officers or directors are United States citizens or residents;

(ii) More than 50 percent of the assets of the issuer are located in the United States; or

(iii) The business of the issuer is administered principally in the United States.

In the event we were to treat the BVI subsidiary as a foreign private issuer, we would ensure that all of these conditions were not satisfied. We agree that the subsidiary would not qualify to use Regulation A as currently written.

4. We have removed all references to the $Rpay tokens from our website.

5. We have no plans to issue any tokens. As such we have no plans to implement a staking program and have not determined the details of program in the event we were to do so.

6. We will provide the requested disclosure in subsequent filings. We did not file the contact as an exhibit because it is an agreement for the development of software for a fee, which we believe was made in the ordinary course of business, and thus does not fall within one of the enumerated categories of Regulation S-K Item 601(b)(10)(ii).

7. We will provide the requested disclosure in future filings.

8. We propose to add the following additional disclosure in the Risk Factors section of future filings:

Cryptocurrencies and other digital assets are currently subject to many different, and potentially overlapping, regulatory regimes, and may in the future be subject to different regulatory regimes than those that are currently in effect. There can be no assurance that we will be able to comply with all of the regulatory regimes that currently apply or may be applied in the future to cryptocurrencies and digital assets.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws, and it is possible the SEC may take this position with respect to other assets that may be bought, sold, converted, spent and sent on our platform. The legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally has not provided advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. To date, public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ether are securities in their current form; however, these are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements do not represent SEC rules or official policy statements by the SEC; they reflect only the speakers’ views and are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency or other asset. With respect to all other cryptocurrencies, there is currently no certainty under the existing securities laws to determine that such assets are not securities; though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. With that said, the current SEC Chairman, Gary Gensler, has repeatedly indicated in remarks to various forums, including the U.S. Congress, that some cryptocurrencies and related products and services may qualify as securities and accordingly be subject to SEC oversight and regulation. Chairman Gensler further referred to the cryptocurrency industry as the “Wild West” and called for more consistent and clear regulation of this sector. The SEC, as well as other regulators, seem increasingly fixated on the regulation of cryptocurrencies, which may impact our business. There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins) will be deemed as “securities.”

We currently operate both in the United States and internationally and will be required to comply with the securities (and other) laws of those jurisdictions as we do so. Foreign jurisdictions have varying approaches to classifying cryptocurrencies as “securities,” and certain cryptocurrencies and other assets may be deemed to be a “security” under the laws of some jurisdictions, but not others. Various non-U.S. jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies and other assets as “securities.”

The classification of an asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, an asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are classified as securities in the United States may be subject to registration with the SEC and states in which they offer and sell securities as a “broker” or “dealer” and subject to the corresponding rules and regulations of the SEC, relevant states and self-regulatory organizations, including the Financial Industry Regulatory Authority, Inc. (“FINRA”).

We could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a supported cryptocurrency converted, spent or sent through our platform is a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or alternative trading system (“ATS”) (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of cryptocurrencies on our platform, we currently only permit transactions in digital assets that we have determined are not securities or that occur between non-U.S. persons and that are effected through our subsidiary RocketFuel A/S, which is licensed as a virtual asset services provider (“VASP”) by the Danish Financial Supervisory Authority. We will only allow transactions in those cryptocurrencies for which we determine there are reasonably strong arguments to conclude that the cryptocurrency is not a security. Our process will reflect a comprehensive and thoughtful analysis and will be reasonably designed to facilitate consistent application of available legal guidance to facilitate informed risk-based business judgment.

However, the application of securities laws to the specific facts and circumstances of cryptocurrencies may be complex and subject to change, and a listing determination does not guarantee any conclusion under the United States federal securities laws. For example, in December 2020 the SEC filed a lawsuit against Ripple Labs, Inc. and two of its executives, alleging that they have engaged in an unregistered, ongoing securities offering through the sale of XRP, Ripple’s digital asset, which had been in the public domain since 2012. We expect our risk assessment policies and procedures to continuously evolve to take into account developments in case law, facts and developments in technology, regulatory clarity and changes in market acceptance and adoption of these digital assets.

There can be no assurances that we will properly characterize any given cryptocurrency, or other digital asset, as a security or non-security for purposes of determining if that cryptocurrency or digital asset is allowed to be offered through our platform, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, foreign regulatory authority, or a court were to determine that bitcoin or any other cryptocurrency or other digital asset to be used on our platform in the future is a security, we would not be able to offer such cryptocurrency or other digital asset for making purchases until we are able to do so in a compliant manner, such as through an alternative trading system approved to trade cryptocurrencies or other digital assets that constitute securities, and such determination may have adverse consequences for such supported cryptocurrency or other digital asset. A determination by the SEC, a foreign regulatory authority, or a court that an asset that we support for trading on our platform constitutes a security may also result in a determination that we should remove such asset from our platform, as well as other assets that have similar characteristics to such asset deemed to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines and disgorgement, criminal liability and reputational harm. Customers that traded such supported assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any assets from our platform, our decision may be unpopular with users and may reduce our ability to attract and retain customers.

9. The Company’s business model is Software as a Service (“SaaS”) providing development and provision of software to customers for transaction processing. As with most SaaS companies, we develop software for clients but retain the rights to that software through a company-hosted cloud provider.

If a company is hosting its software, it may use ASC 350. Under this accounting guidance, the Company can apply “internal-use” software development rules as it is not transferring a software license to customers but rather granting a right to use the software. Note that when we refer to internal use software, we mean our software platform enables our merchant customers to utilize our cryptocurrency payment and other software products; we do not mean software that is used solely by our employees.

We follow ASC 350-40-30-3. As stated in Item 1 of our previous response, the accounting for internal-use software varies, depending upon the stage of completion of the project. The costs in question were incurred in “Stage 2, Application Development.” Under ASC 350-40, we are required to capitalize the costs incurred to develop internal-use software, which may include coding, hardware installation, and testing. Any costs related to data conversion, user training, administration, and overhead are be charged to expense as incurred. Only the following costs can be capitalized:

● Materials and services consumed in the development effort, such as third-party development fees, software purchase costs, and travel costs related to development work.

● The payroll costs of those employees directly associated with software development.

● The capitalization of interest costs incurred to fund the project.

We do not capitalize costs of software that is solely used internally.

10. A portion of our revenues are derived from the difference in the exchange rates we offer the shopper and the rates we obtain from cryptocurrency exchanges. For example, if a shopper purchases an item that costs $100.00 and pays with a cryptocurrency that we can obtain for $0.51 per unit, we might offer the customer an exchange rate of $0.50 per unit. The customer would then pay us 200 units, which we would exchange at the rate of $0.51, thus netting $102.00, for a gain of $2.00 (2.0%). We account for this gain as revenue in accordance with ASC 606-10-25.

For the fiscal year ended March 31, 2023, our revenue from exchange rate upcharges was approximately $27,667. Our revenue on exchange rate differentials averages approximately 2.5% of the transaction amount.

We will disclose our accounting policy for these transactions in future filings.

11. $60,000 of our revenues consisted of fees received for connection and implementation services related to our software platform. This revenue was deferred over multiple quarters and was recognized as the software was developed. An additional $45,000 was a software development license fee that we recognized during the fiscal quarter ended March 31, 2023. The remaining $98,199 of our revenue consisted of $70,532 from ongoing daily transactional fees as a negotiated percentage of transactional revenue paid to our merchant customers and $27,667 from the gains from the spread between the exchange rates on cryptocurrency eCommenrce transactions.

Our software implementation fees and license fees were payable in cash at the inception of the contract and did not have a financing component or variable compensation component.

We determined to recognize transaction fees on a net vs. gross basis in accordance with ASC 606-10-55-37B, which states:

When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred.

In our case the transaction and other fees we receive are the “gross amount of consideration” we are entitled to under our services agreements with customers.

When we recognize software implementation fees or license fees over multiple periods, we do so based on the number of hours worked by the software developers in each period.

In the case of software implementation fees, we consider the contractual obligation satisfied when our implementation has been completed and the customer “goes live” on our eCommerce platform, meaning that shoppers have the ability to effect eCommerce transactions. In the case of software license fees, the contract will usually contain a detailed description of the work to be performed and delivery milestones.

We are not responsible for returns or refunds in eCommerce transaction. If a shopper has a dispute or wishes a refund, he or she must work directly with the merchant. The merchant has the option to process any agreed upon refund through our platform.

We believe that the risk factor on page 16 of our Form 10-K, entitled “We have not obtained a money transmitter license in any U.S. State, nor a BitLicense in the State of New York, and our business may be adversely affected if we are,” provides the requested disclosure and addresses the requirements of SAB Topic 121.

12. We will update the disclosures as required by ASC 606-10-50 to include the revisions requested to the revenue recognition policy in all future filings.

13. The transaction in question did not involve the issuance of any tokens, but rather the issuance of common stock, warrants and pre-sale agreements under which tokens would be issued to the investors if and when a token offering was made. Of the $0.2065 price per unit, we believe the value of the warrants and token pre-sale agreements were immaterial and therefore booked the full $0.2065 per unit to common stock. The warrant allocation was based on a valuation of the warrants using the Black-Scholes option pricing model, as required by ASC 718.

14. On June 7, 2022, we entered into a settlement agreement in the legal proceedings between the Company as plaintiff and Joseph Page as defendant, whereunder Page surrendered 3,600,394 shares of the Company’s common stock in settlement of our lawsuit. In connection with this settlement, we recognized a gain of $540,059, calculated based on the Company’s share price of $0.15 per share on the date of settlement of the legal proceedings. The stock surrendered was common shares in lieu of cash.

ASC 505-10-25-2 provides that there shall be excluded from the determination of net income or the results of operations “Adjustments or charges or credits resulting from transactions in the entity’s own capital stock.” We believe ASC 505-10-25-2 is not applicable to the foregoing transaction because the substance of the transaction was the payment of a legal settlement with an asset (in this case, our common stock) that had a readily ascertainable market value. This was not a usual or normal adjustment or credit to our capital stock, and not and adjustment, charge or credit resulting from transactions in our capital stock. Because a cash litigation settlement in our favor would be accounted for as a gain, and since stock was relinquished instead of cash, we believe, and our prior auditor agreed, that the equivalent cash value of the relinquished stock should be accounted for as a gain.

15. Our contract with the customer states that if the customer’s aggregate payouts equals or exceeds $3,000,000 during the initial 24-month license term then we will pay the customer a bonus of $110,000. At this time, the $3,000,000 threshold has not been met. Accordingly, the bonus payment is a contingent obligation and thus should not be included on our balance sheet.

16. We will make the requested revisions in future filings.

Please let me know if you have additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer